SembCorp Industries

Co Regn No: 199802418D

RECEIVED

2007 JUN -5 A 8:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

18 May 2007

07024053

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
JUN 08 2007
THOMSON FINANCIAL

Encs

C:jesstan/MasnetAnn/SECltr

JW 6/5

SembCorp Industries

RECEIVED

2007 JUN -5 A 8:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

PRESS RELEASE

SEMBCORP UTILITIES EXPANDS PRESENCE TO TIANJIN IN NORTH CHINA WITH A WASTEWATER TREATMENT JOINT VENTURE

May 18, 2007 – SembCorp Utilities (SembUtilities), a wholly-owned subsidiary of SembCorp Industries, announces today that it has signed a joint venture contract to build, own and operate an industrial wastewater treatment plant in Tianjin Lingang Industrial Area (TLIA) in Tianjin, China.

Under the joint venture contract, SembCorp Utilities will take a majority 90% stake in the joint venture company, SembCorp TLIA Wastewater Treatment Company. The remaining 10% stake will be held by TLIA Construction & Development Company (TLIA DC), a subsidiary of the TLIA Administrative Committee (TLIA AC).

With an initial investment of RMB 70 million (S$13.8 million), the facility will treat industrial wastewater from chemical industries in TLIA and have a capacity of 10,000 cubic metres per day. Upon completion early 2008, the facility will undergo an expansion of a further 20,000 cubic metres per day, in tandem with the projected increase in the number of customers. The expansion is expected to be completed by end 2008 at a cost of RMB 84 million (S$16.6 million). This additional capacity would bring SembUtilities' total industrial wastewater treatment capacity to over 100,000 cubic metres per day.

Together with its facilities in Shanghai, Nanjing and Zhangjiagang, SembUtilities now has a strategic presence in four key industrial sites in China.

Said Dr Jeffrey Chen, CEO of SembCorp Utilities' China headquarters: "SembUtilities has a solid track record in industrial water and wastewater management in Singapore, China and the UK. Together with TLIA DC, we are confident that the joint venture company is well positioned to provide competitive wastewater treatment services to the chemical customers in TLIA."

Tang Kin Fei, SembCorp Industries Group President & CEO, said: "The establishment of this new beachhead in Tianjin further expands our water and wastewater management capabilities. SembCorp currently manages more than three million cubic metres of water per day throughout our operations worldwide. The investment is significant as it provides us a further platform to grow our Utilities business where we provide centralised utilities in chemical and petrochemical industrial parks."

This investment does not have a material impact on the earnings per share and net tangible asset per share of SembCorp Industries for the financial year ending December 31, 2007.

-END-

About SembCorp Utilities

SembCorp Utilities is a leading centralised utilities and energy provider, offering process industry MNCs a range of fully integrated industrial site services, including natural gas, power, steam, cooling water, high grade industrial water, wastewater treatment and chemical waste incineration.

SembCorp Utilities has facilities serving chemical hubs in Singapore and the United Kingdom and its coverage expands to countries such as China, Vietnam and the United Arab Emirates. In China, the company is replicating its cogeneration and centralised utilities capabilities in major chemical industrial parks in Shanghai, Nanjing and Zhangjiagang.

SembCorp Utilities is a wholly-owned subsidiary of SembCorp Industries, a leading utilities and marine group in Asia.

About Tianjin Lingang Industrial Area (TLIA)

TLIA has a current area of 22 square kilometres and a total planned area of 88 square kilometres. A new chemical industrial park, TLIA has already attracted many multinational and state-owned petrochemical companies, including Air Liquide, Blue Star, LG Bohai, Stolt-Nielsen and Xin Long Qiao.

TLIA is a part of Tianjin Binhai New Area (TBNA), a key Special Economic Zone (SEZ) similar to Shenzhen in China's southern coast and Shanghai Pudong in the central coast. Strongly supported by the Central Government, TBNA is expected to be the growth engine of North China and the most important SEZ in China over the next 10 years.

Analysts and media, please contact:

NG Lay San
DID: (65) 6723 3150
Email: laysan@sembcorp.com.sg

GOH Wan Cheng
DID: +65 6723 3153
Email: goh.wancheng@sembcorp.com.sg

END